EXHIBIT 99.1

Brookfield Infrastructure Corporation Announces New Date for Meeting on Proposed Corporate Simplification

  Votes received to date have been strongly in support
  Meeting has been adjourned to October 29, 2026
  Shareholders with questions or who require assistance voting should contact BIPC’s proxy solicitation agent, Laurel Hill Advisory Group, by calling 1-877-452-7184 (toll-free within North America) or 1-416-304-0211 (outside of North America), texting “INFO” to either number, or by emailing assistance@laurelhill.com

BROOKFIELD, NEWS, Oct. 09, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Corporation (“BIPC”) (TSX, NYSE: BIPC) today announced a new date for the special meeting of shareholders of BIPC (the “Shareholders’ Meeting” or the “Meeting”) in respect of the proposed corporate structure simplification (the “Simplification”). While votes received to date demonstrate support for the Simplification, the new date will allow additional time for shareholders to submit their votes.

The Shareholders’ Meeting will now be held virtually on October 29, 2026 at 10:00 a.m. EDT. The record date for determining shareholders eligible to vote at the Meeting will remain as August 21, 2026.

As a result of the new date for the Meeting, the updated deadline for registered shareholders to cast their votes by proxy is 5:00 p.m. EDT on October 27, 2026. Shareholders who have already submitted a proxy do not need to vote again.

The special meeting of unitholders of Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP; TSX: BIP.UN) will continue to be held virtually on October 14, 2026, at 9:00 a.m. EDT.

The Board of Directors of each of BIP and BIPC, based in part on the unanimous recommendations of their respective special committees (consisting entirely of independent directors) and the fairness opinions received from Scotiabank, unanimously determined that the Simplification is in the best interests of BIP and BIPC, respectively, and have unanimously resolved to approve the Simplification and recommend that BIP unitholders and BIPC shareholders vote in favor of the Simplification. Glass Lewis has recommended that both BIP unitholders and BIPC shareholders vote FOR the Simplification, while ISS has recommended that BIP unitholders vote FOR the Simplification.

Benefits of a Simplified Structure

The Simplification will combine BIP and BIPC into a single publicly traded corporation, Brookfield Infrastructure Partners Inc. (“BIP Inc.”), creating a simpler corporate structure designed to deliver long-term value for all securityholders.

Brookfield Infrastructure expects the Simplification to be tax-deferred for Canadian and U.S. investors and completed without any meaningful cost to the business, while providing securityholders with the following benefits, among others:

  Improved consolidated trading liquidity through a single listed security;
  Increased demand from current indices and potential additional index inclusion;
  Stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities;
  Simplified investor analysis, screening, and benchmarking through a single listed reporting entity;
  Broader access to a larger pool of investors who prefer corporate structures;
  Enhanced governance framework and voting rights for public securityholders; and
  For BIP unitholders, elimination of onerous partnership tax reporting forms and preferential dividend tax rates for many Canadian and U.S. taxable investors.

Additional information is also available on our website at https://bip.brookfield.com under “Proposed Simplification”.

If the necessary securityholder approvals are obtained, the final hearing to obtain the final order from the Supreme Court of British Columbia approving the Simplification is expected to be held on or about November 3, 2026. Subject to the receipt of the final order and required regulatory approvals, it is anticipated that the Simplification will be completed in the fourth quarter of 2026.

Questions or Require Voting Assistance?

The Company has retained Laurel Hill Advisory Group as its proxy solicitation agent. If you have any questions about the Meeting or require assistance voting please contact Laurel Hill Advisory Group:

Toll Free: 1-877-452-7184 (toll free in North America)
International: 1-416-304-0211
Text: text "INFO" to either number above
Email: assistance@laurelhill.com

The Company may also use the services of Broadridge Investor Communications to assist eligible beneficial shareholders with voting their shares with written confirmation or over the telephone with Laurel Hill. Simply contact Laurel Hill Advisory to vote your shares today.

For additional information on the Simplification please see the joint management information circular filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission, which is available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov. Securityholders are urged to read the circular carefully.

Please note that BIP has applied for and received exemptive relief from the Ontario Securities Commission in order to not require further approval by the holders of class A shares of BIP Inc. (“BIP Inc. Class A Shares”) for any future distributions of BIP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BIP Inc. Class A Shares under a prospectus, conditional upon obtaining the required securityholder approvals described in the joint management information circular. Accordingly, (i) in respect of BIP, a vote in favor of the Simplification by BIP unitholders will constitute voting in favor of BIP Inc.’s ability to conduct future issuances of BIP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BIP Inc. Class A Shares pursuant to a prospectus, and (ii) in respect of BIPC, a vote in favor of the Simplification by BIPC shareholders will, in the event that the Simplification is approved by BIPC shareholders, constitute voting in favor of BIP Inc.’s ability to conduct future issuances of BIP Inc. Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, BIP Inc. Class A Shares pursuant to a prospectus, in each case, without requiring further approval by holders of BIP Inc. Class A Shares in accordance with National Instrument 41-101 – General Prospectus Requirements.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
John Hamlin Director Communications Tel: +44 204 557 4334 Email: john.hamlin@brookfield.com	Stephen Fukuda Managing Director Corporate Development & Investor Relations Tel: +1 416 956 5129 Email: stephen.fukuda@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.

Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the exploration of changes to Brookfield Infrastructure’s corporate structure, whether any transaction may be pursued and the possibility, timing, structure, benefits, and conditions to any potential transaction. There can be no assurance that the securityholders will approve a transaction to create a single corporate security or, if approved, that the transaction will be completed.

The foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Infrastructure does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.